UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39880

LUXEXPERIENCE B.V.
(formerly MYT Netherlands Parent B.V.)
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On 30 April 2025, MYT Netherlands Parent B.V. changed its legal name to LuxExperience B.V. On 1 May 2025, the NYSE ticker symbol for the Company's American Depositary Shares was changed to "LUXE".

A copy of the deed of amendment of the articles of association of the Company is attached as Exhibit 99.1. The information in this Form 6-K, including Exhibit 99.1, furnished in this report is hereby incorporated by reference into all effective registration statements filed with the SEC.

Exhibit No.	Description

99.1	Deed of Amendment to the Articles of Association of LuxExperience B.V. (formerly MYT Netherlands B.V. dated 30 April 2025 (English translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: 1 May 2025